Ref.: File No. 82-4025

PRESS RELEASE

SUPPL

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,690,950 shares issued and outstanding

2007 JUL 26 P 12:04

July 10, 2007

DANIEL BERNARD JOINS GLOBEX TEAM

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX) is pleased to announce the appointment of Mr. Daniel Bernard to the position of Executive Vice-President of Globex Mining Enterprises Inc. Mr. Bernard brings to Globex a varied skill-set of technical expertise in geological sciences and administration.**

The appointment of Mr. Bernard will free up the President to devote more time to those aspects of Globex's business which will generate more assets, property options, revenue and royalties.

Mr. Bernard has a Bachelor's degree in Applied Science, specifically geological engineering, a Master's degree in Science (structural geology) and a Master's degree in Business Administration.

Until recently, Mr. Bernard was the member of the Quebec National Assembly (Quebec's Parliamentary body) for Rouyn-Noranda/Temiscamingue, the region hosting most of Quebec's mineral production. In that capacity, he served on numerous parliamentary committees including Agriculture, Fisheries and Food, Labour and Economy and Social Affairs. He also served as parliamentary assistant to the Minister of Agriculture, Fisheries and Food.

Prior to being a member of parliament he was active on numerous local committees and boards including Chairman of the Working Group on Development of the Rouyn-Noranda Mineral Sector, a member of the Working Group for the Quebec Protected Areas Strategy, a member of the Advisory Committee for the Quebec Geology Department, and the Advisory Committee on Ministry of Natural Resources Quebec Strategic Planning. He also was a director of the Prospectors and Developers Association of Canada and Vice-President of Société minière Pershimco, a gold exploration and development company.

Daniel has a vast engineering and geological background including positions with Inco Ltd. as a geological engineer and Roche Groupe Conseil Ltée, Inmet Mining, Soquem Inc. and Barrick Gold Corporation as project or senior engineer.

He also has served as Executive Director of the Quebec Mineral Exploration Association, a position in which he represented the Quebec Exploration and Mining Industry, both at home and abroad as well as to various levels of government.

Jack Stoch, President of Globex, states that, "Daniel, with his obvious knowledge and experience, is a welcome addition to Globex's senior management team which has been more and more inundated with work as the Company grows from a junior exploration company to an exploration, discovery and royalty company with more assets, significant revenue and larger and more complex projects."

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

07025533

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PROCESSED
JUL 30 2007
THOMSON FINANCIAL

dlw 7/27

Ref.: File No. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,680,950 shares issued and outstanding

2007 JUL 26 P 12:04

July 4, 2007

COMPREHENSIVE PROGRAM UNDERWAY AT GETTY LEAD-ZINC DEPOSIT

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to provide shareholders with an update on Globex's Getty lead-zinc royalty property in Nova Scotia held by Acadia Mining Corporation (ADA-TSX-V).

Globex holds a one percent (1%) GMR royalty on all mineral production from the property, one half of which can be purchased by Acadian Mining at anytime for $300,000.

According to an Acadian Mining Corporation press release dated June 27, 2007 the following work has begun on the property.

"A comprehensive program is underway to further evaluate the development potential of the Getty Deposit (lead-zinc) located 700 metres west of the Scotia Mine's "Main Deposit". The program includes completing a National Instrument 43-101 compliant resource estimation based on historical drill data and a diamond drilling program comprising at least 100 drill holes. The drilling program will include re-drilling selected historical holes, in-fill drilling to provide coverage on 50 metre centers and exploration holes to expand the deposit. The exploration drilling will comprise approximately 35 holes, representing approximately one-third of the drill program."

Globex is pleased with the scope of the program being undertaken and the rapid rate at which it is being done. The Getty property is one of a series of active royalty properties within Globex's royalty portfolio. Others include the Fabie Bay copper-silver deposit, the Magusi River copper, zinc, gold, silver deposit, the SRA Tennessee Zinc mines, the Russian Kid gold deposit and the Rousseau gold deposit.

Also, for shareholders information, Jack Stoch, President of Globex Mining Enterprises Inc. has given an internet interview which is now posted on the web site of Wallst.net.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

END